Exhibit 4.51

September 20, 2017

Mr. William Serratore

Chief Executive Officer

Premier Empire Energy, LLC.

230 Park Ave

New York, New York 10169

Re: Indication of Intent

Dear Mr. Serratore:

Pursuant to our conversations, NuState Energy Holdings, Inc. (“NSEH”) is pleased to submit this confidential, indication of intent to enter good faith negotiations with Premier Empire Energy, LLC. (the “Company”) related to the acquisition of Premier Empire Energy, LLC. (the “Transaction”).

NSEH, located at 401 E. Las Olas Blvd in Ft Lauderdale, Florida, is a publically traded company under the laws of the State of Florida that provides expertise and leadership in the development, financing and management of business’ looking to expand.

1. Structure and Value

This indication of interest (which is fully assignable with NSEH written permission) is based on our discussions to date. NSEH is prepared to offer Company an irrevocable option to purchase all interest in the Company. This option to purchase includes all interest in the Company and all of the underlying rights to the Intellectual Property, know-how, trademarks and goodwill and the benefit of all proposed agreements.

The exercise price of the option is $2,500,000 in $0.0001 par value restricted common stock (the “Purchase Price”) in exchange for 100% of the outstanding equity of the Company. The Purchase Price is to be paid as follows: (i) $2,500,000 in $0.0001 par value restricted common stock

2. Timing and Due Diligence

NSEH expects that this Transaction will move quickly. The terms and conditions relating to the Option to Purchase all Interest will be prepared and agreed upon on or about October 30, 2017. Upon exercising the option to purchase, NSEH and the Company will deliver all authorizations, consents and other Transaction Documents required for the Company to take controlling interest.

The Company may proceed with due diligence immediately upon execution of this indication of intent. The Company will be given access to NSEH owners, its management team, its accountant and its bookkeeper during normal business hours and after reasonable notice. The Company must execute a Confidentiality, Nondisclosure and Non-Use Agreement satisfactory to NSEH.

The Company’s due diligence team may be comprised of financial advisors, legal counsel and other resources experienced in transactions of this nature. NSEH and the Company will each be responsible for its respective expenses associated with due diligence and the negotiation and drafting of definitive purchase agreement, license agreement and other Transaction documents.

3. Agreements

Completion of this Transaction is subject to the following: (i) an Option To Purchase all Interest approved by NSEH’s manager and members and the Company’s board; (ii) the Option To Purchase and other definitive Transaction Documents containing the usual representations, warranties, and indemnities customarily available in such transactions, including indemnification of the NSEH IP software for any and all liabilities, damages or expenses arising out of or related to the acts of the Company; and (iii) the parties obtaining all necessary governmental and other approvals, licenses or permits.

NSEH management team will enter into other agreements on such terms as may be agreed upon by the individuals and the Company, including, but not limited to:

(1) An employment or independent contractor agreement to provide assistance with the SEC accounting and filing requirements.

(2) non-competition and non-solicitation agreements within the United States to extend not less than two (2) years following the closing of this Transaction; and

(3) other agreements related to operation of the purchased business.

NSEH majority owner and its management team will be available as necessary to meet with the Company to negotiate the terms of the purchase and contingency agreements and other Transaction Documents. NSEH requests that the Company assign a person or person(s) to serve as the primary contact during the due diligence process and negotiations.

4. Confidentiality, Non-Disclosure and Announcements

Neither party, nor any of its employees, representatives, or agents, may disclose to any third party any confidential or proprietary information learned about the other party’s business activities, assets, management or employees during the course of this Transaction, except as required by applicable law. In the event the parties are unable to agree on the specifics of this Transaction, each party will return all confidential information of the other party obtained during the due diligence process and negotiations.

Unless required by law, neither NSEH nor the Company will make any public disclosure regarding the existence or subject matter of this indication of intent without the consent of the other party. The parties will mutually agree upon the form of any press release or announcement to their employees and affiliates regarding this Transaction.

5. Standstill

This indication of intent is intended to create a standstill period during the period set aside for the due diligence period immediately following the signing of this document for up to 30 days.

6. Governing Law

Any dispute between the parties arising out of or relating to this indication of intent or the definitive agreements and other Transaction Documents will be construed under and governed by the laws of the State of Florida without respect to its conflicts of law principles. The parties agree to waive the right to jury trial on matters arising out of or related to this indication of intent, the definitive agreements and Transaction Documents. The parties designate federal courts sitting in Florida as the appropriate venue for any action related to such matters.

7. Indication of Intent

This letter is intended as indication of interest in completing the Transaction described herein, but does not constitute a binding agreement by the parties, except with respect to confidentiality, non-disclosure and announcements (Paragraph 4) and selection of law and venue (Paragraph 6). NSEH is not obligated by this letter to commence, continue or complete negotiation of the sale of its business in the United States as described herein. Any commitment to complete this Transaction is subject to the negotiation, execution and delivery of an Option to Purchase Controlling Interest and other Transaction Documents satisfactory to NSEH and containing substantially the terms and conditions described in this letter and such other terms as NSEH and the Company may agree.

NSEH looks forward to working with you on this Transaction. If you desire any clarification of this indication of interest or additional information, please do not hesitate to contact Kevin Yates, Chairman of NuState at (954) 712-7487. If the Company is agreeable to moving forward with the Transaction under the terms set forth in this letter, please sign and return a copy of this letter to the address provided above.

This letter is valid if signed and returned on or before September 22, 2017.

Sincerely,

NuState Energy Holdings, Inc.

/s/ Kevin Yates
Kevin Yates, Chairman

Premier Empire Energy, LLC

/s/ William Serratore
William Serratore, CEO